UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Acquisition of Intellectual Property

ColoAlert Intellectual Property

Our principal product is ColoAlert, a colorectal cancer (“CRC”) screening stool DNA (“deoxyribonucleic acid”) test. On January 1, 2019, we entered into an exclusive licensing agreement (the “Licensing Agreement”) with ColoAlert AS to license the ColoAlert test. On February 11, 2021, we obtained an option exercisable for three years to acquire the intellectual property for the ColoAlert test for (i) either a one-time cash payment of €2,000,000 or a €4,000,000 payment in ordinary shares at the valuation of our most recent financing plus (ii) a lifetime royalty payment of €5 per ColoAlert test sold (the “Option”). If we opt to make the one-time payment in cash, ColoAlert AS has the right to require us to pay the €2,000,000 in ordinary shares at the valuation of our most recent financing. Subsequent to February 11, 2021, ColoAlert AS assigned their interest in ColoAlert and in the Licensing Agreement and the Option to Uni Targeting Research AS.

On February 15, 2023, we entered into an Intellectual Property Asset Purchase Agreement (“IPA), which supercedes the Licensing and Options Agreements. Pursuant to the IPA we acquired the intellectual property for the ColoAlert test. Pursuant to the IPA, we were able to reduce the price paid for the intellectual property to (i) $2 million cash, to be paid out over the next four years, (ii) 300,000 ordinary restricted shares and (iii) a revenue share limited to $1 per test sold for a period of 10 years.

MRNA Biomarkers

In January 2022, we entered into a Technology Rights Agreement related to a portfolio of novel mRNA biomarkers developed at the Université de Sherbrooke (the “UdeS Biomarkers”) and owned by the University’s technology transfer entity SOCPRA Sciences Santé et Humaines S.E.C (TTS). Pursuant to the agreement, we acquired an exclusive unilateral option to acquire the intellectual property rights associated with the UdeS Biomarkers in exchange for a payment of €10,000 and an agreement to pay for the prosecution and maintenance of certain intellectual property relating to the UdeS Biomarkers. We executed on the option on February 15, 2023 when we entered into an Assignment Agreement to acquire the intellectual property rights associated with the UdeS Biomarkers. In exchange for the UdeS Biomarkers, we are to (i) pay 25,000€ in cash and (ii) a profit share of 2% of the net sales of any products that we sell using the UdeS biomarkers.

Other Events

On February 21, 2023, we issued a press release announcing our acquisition of (i) the intellectual property rights incorporated into our current ColoAlert product and (ii) the intellectual property rights associates with the mRNA biomarkers that we purchased from SOCPRA Sciences Santé et Humaines S.E.C.

This current report on Form 6-K and Exhibit 10.1 and 10.2 hereto (but not Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-269091).

Exhibits

Exhibit No.	Exhibit
10.1	Intellectual Property Asset Purchase Agreement, dated February 15, 2023, with Uni Targeting Research AS
10.2	Assignment Agreement, dated February 15, 2023, with SOCPRA Sciences Sante et Humaines S.E.C.
99.1	Press Release issued February 21, 2023 re: Mainz Biomed Acquires Entire Intellectual Property Portfolio for its Colorectal Cancer Diagnostic Test Program

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 21, 2023	By:	/s/ William J. Caragol
William J. Caragol
Chief Financial Officer

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